EATON VANCE NATIONAL MUNICIPAL OPPORTUNITIES TRUST

Two International Place

Boston, MA 02110

Telephone: (800) 225-6265

May 21, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Valerie J. Lithotomos, Esq.

Division of Investment Management

Re:	Eaton Vance National Municipal Opportunities Trust (the “Trust”)

1933 Act Registration Statement (File No. 333-156948)

1940 Act Registration Statement (File No. 811-22269)

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Trust’s 1933 Act Registration Statement on Form N-2, as amended, to 10:00 a.m., Eastern Standard Time, on Tuesday, May 26, 2009, or as soon thereafter as possible.

In connection with such request the Trust acknowledges that:

1.	Should the Commission or the staff acting pursuant to delegated authority declare the registration statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.	The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the filing; and

3.	The Trust will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Trust is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Trust’s comments on this and other filings made with respect to the Registration Statement.

Very truly yours, Eaton Vance National Municipal Opportunities Trust

By:	/s/ Maureen A. Gemma
Maureen A. Gemma Secretary

cc:	Mr. Richard Pfordte, Branch Chief

Division of Investment Management